Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

XR Casino Inc.
151 San Francisco Street 2nd Floor
San Juan , PR 00901
https://www.xr.casino/

Up to $1,069,997.86 in Common Stock at $2.14
Minimum Target Amount: $9,998.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: XR Casino Inc.
Address: 151 San Francisco Street 2nd Floor , San Juan , PR 00901
State of Incorporation: PR
Date Incorporated: July 01, 2021

Terms:

Equity

Offering Minimum: $9,998.08 | 4,672 shares of Common Stock
Offering Maximum: $1,069,997.86 | 499,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.14
Minimum Investment Amount (per investor): $149.80

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family

First 90 days - 15% bonus shares

Amount-Based

$450+ investment:

500,000 XR Casino Chips

$1,500 + investment:

1,500,000 XR Casino Chips

$3,000+ investment:

3,000,000 XR Casino Chips + 3% bonus shares

$4,500+ investment:

5,000,000 XR Casino Chips + 5% bonus shares + early access to new games

$15,000+ investment:

15,000,000 XR Casino Chips + 7% bonus shares + Oculus Quest 2 VR Headset + early access to new games

**All perks occur when the offering is completed.*

***XR Casino Chips carry no real monetary value.*

****Investment incentives do not stack, i.e. an investor will only receive the perks associated with **one** of the incentive levels, which will be the greatest for which they qualify.*

The 10% StartEngine Owners' Bonus

XR Casino will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.14 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

XR Casino is a technology company specialized in extended reality (XR) gaming solutions for the $262 billion iGaming and sports betting industries. XR Casino is among the first companies to launch casino games in all three extended reality technologies: augmented reality (AR), mixed reality (MR) and virtual reality (VR), and on a AI and blockchain technology-based XR gaming platform to allow cross-technology gaming between players using AR, MR, and VR technologies.

Our revenue model is composed of two segments, B2C and B2B. Our B2C segment targets the social casino gaming market, estimated at $6.2 billion as of 2020. Our target customers are mobile gaming players which are estimated at 2.6 billion worldwide. Our MVP games will be launched first, black jack, roulette and slot machines. Poker, Keno, Bingo, Baccarat and fantasy sports will follow. The fantasy sports gaming market was valued at $18.6 billion in 2019 and is expected to reach $48.6 billion by 2027, we aim to launch XR fantasy sport betting games in the near future. This segment will generate revenue from ad sales, subscription fees, sales of in-game casino chips, which are required to play the games and NFTs of unique designs for game assets such as card tables, slot machines, roulette tables, casino chips, in-game wearables and avatars. These games involve play money only, and they will not be able to cash out or exchange them for anything of value.

Our B2B segment is composed of: Software-as-a-Service (SaaS) and Games-as-a-Service (GaaS) for the iGaming, casino and sports betting industries, as well as XR game development services. We will generate revenues from licensing our technology and proprietary games, as well as from XR technology software development services and revenue sharing fees from casinos. The XR technologies market was valued at $26.05 billion in 2020 and is expected to reach $463 billion by 2026. Through our solutuions and value-added services, we aim to empower land-based casinos, online casinos and sports betting companies to provide XR gaming and gambling options to their players worldwide while solving the most pressing problems in these industries through the implementation of blockchain and AI technology. Some the problems we aim to solve are:

- Lack of transparency: Currently, players have no way of knowing and verifying which casinos offer the best odds of winning or highest payouts. Tribal casinos are not required to report payout statistics, online casinos are not required to report and regulated casinos report statistics once a year if they report at all. Through the implementation of blockchain technology we will provide real-time auditable and costless verification of casinos' statistics to promote transparency and benefit good actors and players.

- Cyber Crimes: Cyber theft of personal player data and funds cause billions of dollars in losses every year. We are reducing cybersecurity risks by implementing blockchain technology for player authentication, account access, payouts and sensitive player data storage.

- Fraud and Default Risks: Online casinos operating out of shady jurisdictions are at real risk of closing their doors at any moment and taking players' money with them. We are reducing these risks through the implementation of blockchain technology and smart contracts for payouts.

- Player attrition: According to indusry experts, a 5% reduction in player attrition translates into an increase in casinos' profits of 25% to 65%. We will implement AI technologies such as RPA, ML and NLP to increase player engagement and reduce attrition.

- Responsible gambling: Gambling is addictive, some players are vulnerable to becoming addicted to gambling which leads to spending more money than they should, this affects their lives, their family's lives and their communities. We are committed to responsible gambling practices through the implementation of AI technologies to prevent players from becoming addicted.

Competitors and Industry

XR Casino operates in the global gaming software industry. We are among the first and only global gaming software company specialized in extended reality (XR) cross technology gaming solutions to allow players using augmented reality (AR), mixed reality (MR), and virtual reality (VR) to play with each other regardless of the technology or equipment they are using. Similar companies in the industry provide online 2D games and VR-only games with a focus on live dealer games. Some of these companies include Real Time Gaming, Playtech, Microgaming and International Game Technology. Our focus on XR technologies, patent-pending technology and first mover's advantage gives us an edge over potential competitors.

Current Stage and Roadmap

Current Stage

We currently have three initial games built: Roulette, Slot Machines, and Blackjack. The AR test version is available on iOS, and MR and VR test versions are ready for download on Android.

Future Roadmap

Upon completion of our capital raise, we plan to:

- Launch additional casino games in AR, MR and VR (Poker, Baccarat, Bingo, Keno): estimated 3 months post-capital raise

- Alpha version of all casino games in AR, MR and VR: estimated 6 months after the capital raise

- Beta version: estimated 3 months after Alpha

- Soft Launch: estimated 3 months after Beta

- Global Launch of casino games in AR, MR and VR: estimated 5 months after Soft Launch

- Soft Launch of Fantasy Sports and Sports Betting in AR, MR and VR: estimated 4 months after Global Launch of casino games

- Global Launch of Fantasy Sports and Sports Betting in AR, MR and VR: estimated 4 months after Soft Launch

The Team

Officers and Directors

Name: Dayan Martinez

Dayan Martinez 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Director
  Dates of Service: July 01, 2021 - Present
  Responsibilities: General corporate operations, capital raising, business development, strategic partnerships development, day to day management of the company. Dayan does not currently receive a salary but likely will take future equity compensation.

Other business experience in the past three years:

- **Employer:** Net Element, Inc.
  Title: Investor Relations Manager
  Dates of Service: June 15, 2015 - September 02, 2021
  Responsibilities: Strategic initiatives to increase shareholder value

Other business experience in the past three years:

- **Employer:** TOA Trading LLC
  Title: Owner, Managing Member
  Dates of Service: June 15, 2014 - Present
  Responsibilities: Investor relations consulting services for public companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the XR Casino, Inc. Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform and games for extended reality technology. Our revenues are therefore dependent upon the market for extended reality technologies.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our extended reality cross-technology gaming platform. Delays or cost overruns in the development of our extended reality cross-technology gaming platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

XR Casino, Inc. was formed on July 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XR Casino, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on XR Casino, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on XR Casino, Inc. could harm our reputation and materially negatively impact our financial condition and

business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dayan Martinez	7,000,000	Common Stock	70.0

The Company's Securities

The Company has authorized Common Stock, Convertible Note - Dayan Martinez, and Convertible Note - TOA Trading LLC. As part of the Regulation Crowdfunding raise, the Company will be offering up to 499,999 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note - Dayan Martinez

The security will convert into Common stock and the terms of the Convertible Note - Dayan Martinez are outlined below:

Amount outstanding: $160,050.25
Maturity Date: August 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Date.

Material Rights

There are no material rights associated with Convertible Note - Dayan Martinez.

Convertible Note - TOA Trading LLC

The security will convert into Common stock and the terms of the Convertible Note - TOA Trading LLC are outlined below:

Amount outstanding: $66,730.75
Maturity Date: August 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Date.

Material Rights

Note holders are not entitled to any voting rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,000,000
  Use of proceeds: Initial issuance of securities (founder's shares)
  Date: July 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $160,050.25
  Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, consulting fees payable to Dan, marketing expenses, equipment, transportation.
  Date: August 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $66,730.75

Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, consulting fees payable to Dan, marketing expenses, equipment, transportation.
Date: August 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Dayan Martinez, Founder & CEO, plans on dedicating the capital required to operate XR Casino for a minimum of the next 18 months or until the revenue covers operating expenses. We plan on being revenue-generating within 6 months after the launch of our social casino games, which we expect to be 9 months after concluding the crowdfunding campaign.

Foreseeable major expenses based on projections:

Major expenses will be platform development, licensing, and marketing. The Company plans on relying on funds from the Reg CF campaign to cover these expenses.

Future operational challenges:

Operational challenges include but are not limited to:

- Scaling up our software development team in the shortest amount of time possible to complete the platform development within the target dates.

- Implementing data science, creating our data pipeline and implementing Artificial Intelligence technology into our platform development.

Future challenges related to capital resources:

Challenges related to capital resources include but are not limited to:

- Raising enough capital to complete platform development;

- Raising enough capital to hire the necessary executives such as chief operating officer, product specialists and business development specialists; and

- Raising enough capital for marketing to secure the first 10,000 players.

Future milestones and events:

Significant milestones and events include but are not limited to:

1. Completion of successful crowdfunding campaign ($1 million +)

2. Launching our social casino and activating the first 10,000 players

3. Launching XR Casino Coin to boost player acquisition and community building within the cryptocurrency world. Joining one or more metaverses.

4. Securing the first contract for XR game design services

5. Launching XR sports betting games

6. Completing the development of our platform and launching our B2B segment (The total cost to develop our platform is approximately $2 million; therefore, this is the most important challenge.)

7. Securing our first B2B SaaS contract

8. Obtaining our B2B and B2C offshore online casino license

9. Increase active players to 100,000 globally

10. Surpassing 1,000,000 in active players globally

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 15, 2021, the Company has over $16,000 in cash and has access to shareholder loans as needed to continue operations and reach breakeven.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe that funds from this campaign are critical to our operation, growth and will allow us to complete the development of our platform, launch our social casino games, launch our B2C and B2B segments, hire talent, and implement marketing strategies to reach a substantial user base within the next 24 months. Shareholder loans are available when and if needed to continue operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises $1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company's average monthly burn rate is $5,000. If we only raise the minimum amount, it will mostly go to cover marketing expenses. The minimum raise amount will not provide enough additional support for operations as it is needed.

Dayan Martinez, Founder & CEO, will continue to finance the company for as long as necessary to reach breakeven. This estimate is based on the minimum overhead required to continue operations, such as the expense of technology, developers, designers, animation and sound engineers, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, the Reg CF campaign will provide 24 months of additional support.

Additionally, Dayan Martinez will continue to finance the company for as long as necessary to reach breakeven. This estimate is based on the minimum overhead required to continue operations, such as the expense of technology, developers, designers, animation and sound engineers, etc.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company reaches its maximum funding goal of $1.07 million, it intends to increase the campaign goal to $5 million. If the Company raises $5 million, it plans to conduct an additional capital raise in the future as needed.

In addition, our additional sources of capital are Dayan Martinez's personal savings and revenue generated from his other companies, which derive income from monthly recurring residuals. Dayan Martinez plans on funding XR Casino, Inc. through personal and related company loans until the Company reaches breakeven or a maximum of 36 months after the funds from the Reg CF campaign have extinguished.

Indebtedness

- **Creditor:** Dayan Martinez, Founder and CEO, and TOA Trading LLC
  Amount Owed: $226,781.00
  Interest Rate: 0.0%
  Maturity Date: August 31, 2031
  Convertible into common stock at a conversion price of $0.10 per share

Related Party Transactions

- **Name of Entity:** Dayan Martinez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible Note for $160,050.25
  Material Terms: Convertible note maturing on August 31,2031 at zero percent APR (0%), convertible anytime prior to or at maturity into the Company's common stock at a conversion price of $0.10 per share.

- **Name of Entity:** TOA Trading LLC (100% Dayan Martinez)
  Names of 20% owners: Dayan Martinez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible Note for $66,730.75
  Material Terms: Convertible note maturing on August 31, 2031 for $66,730.75, convertible into common stock at any time prior to or at maturity at a conversion price per share of $0.10.

Valuation

Pre-Money Valuation: $14,980,000.00

Valuation Details:

XR Casino, Inc. arrived at a pre-money valuation based on our proprietary patent-pending technology and MVP games, which are among of first, if not the first, extended reality cross technology gaming platform and games to allow players using any of the extended reality technologies, such as augmented reality, mixed reality, and virtual reality to play each other regardless of the technology or equipment they are using.

We currently have three initial games built: Roulette, Slot Machines, and Blackjack. The AR version is available on iOS, and MR and VR versions are ready for download on

Android.

Our technology is valuable not only for casino and sports betting gaming but for also for any games played using extended reality technology. We also can provide our XR development services for the iGaming and casino industries.

Recent VR-only studios have been valued at much higher multiples. For example, AEXLAB raised $1 million at a pre-money valuation of $51 million.

According to Mordor Intelligence, the global gaming market was valued at $173 billion in 2020 and is expected to reach a value of $316 billion by 2026. This bodes well for our technology and XR game development services as our focus is on the extended reality market, which is expected to grow from a value of $26 billion in 2020 to $463 billion in 2026.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, or any shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $226,781 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Funds will be used for marketing purposes to increase the visibility of the Company's crowdfunding campaign. We will issue press releases and articles and launch social media marketing campaigns through Facebook, Instagram and TikTok.

If we raise the over allotment amount of $1,069,997.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  40.0%

Complete platform development to launch and operate all of our business segments including social gaming, SaaS services and SaaS services to the iGaming, casino, and sports betting industries. Development of additional games: baccarat, bingo, keno, poker and sports betting. Global launch of SaaS segment for licensing of our platform. Global launch of our games through a Games-as-a-Service model. Global launch of social gaming versions of all the games. Global launch of XR game development services.

- *Company Employment*
  10.0%
  Employment of CTO, COO, CMO, iGaming and game certification specialist and business development reps.

- *Working Capital*
  5.0%
  Working capital will be used to lease offices and pay data hosting and networking fees. Funds will also be used to purchase computers and equipment and office supplies and for transportation and travel.

- *Marketing*
  29.0%
  Marketing funds will be deployed according to our marketing plan with a focus on social media for our social gaming segment. For our SaaS segment, we will use the funds to exhibit at iGaming, casino and sports betting industry trade shows worldwide.

- *Licensing and Game Certifications*
  12.5%
  Licensing and game certification fees. We will obtain the necessary licenses to operate in Europe and the US as a B2B service provider to casinos and sports betting companies as well as obtain certifications for our games in order to offer our Games-as-a-Service services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than November 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.xr.casino/ (xrcasino.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xr-casino

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR XR Casino Inc.

[See attached]

XR Casino, Inc. (the "Company") a Puerto Rico Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended August 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
XR Casino, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of August 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 14, 2021

Vincenzo Mongio

XR Casino, Inc.

Statement of Financial Position

	Year Ended August 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,952
Other Assets	52
Total Current Assets	2,004
Non-current Assets	
Equipment, net of Accumulated Depreciation	7,654
Intangible Assets: Computer Software and Patent, net of Accumulated Depreciation	28,302
Total Non-Current Assets	35,956
TOTAL ASSETS	37,960
LIABILITIES AND EQUITY	
Long-term Liabilities	
Related Party Loans	226,781
Total Long-Term Liabilities	226,781
TOTAL LIABILITIES	226,781
EQUITY	
Accumulated Deficit	(188,821)
Total Equity	(188,821)
TOTAL LIABILITIES AND EQUITY	37,960

XR Casino, Inc.

Statement of Operations

	Year Ended August 31, 2021
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Consulting Services	150,000
Marketing	9,698
Travel and Lodging	12,796
Professional Fees	8,200
Meals and Entertainment	3,545
General and Adminstrative	2,892
Other	1,610
Total Operating Expenses	188,741
Operating Income (loss)	(188,741)
Other Expense	
Other	80
Total Other Expense	80
Net Income (loss)	(188,821)

XR Casino, Inc.

Statement of Cash Flows

	Year Ended August 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(188,821)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Assets	(52)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(52)
Net Cash provided by (used in) Operating Activities	(188,873)
INVESTING ACTIVITIES	
Equipment	(7,654)
Intangible Assets: Computer Software & Patent	(28,302)
Net Cash provided by (used by) Investing Activities	(35,956)
FINANCING ACTIVITIES	
Related Party Loans	226,781
Net Cash provided by (used in) Financing Activities	226,781
Cash at the beginning of period	-
Net Cash increase (decrease) for period	1,952
Cash at end of period	1,952

XR Casino, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 7/1/2020	-	-	-	-	-
Net Income (Loss)	-		-	(188,821)	(188,821)
Ending Balance 8/31/2021	-	-	-	(188,821)	(188,821)

XR Casino, Inc
Notes to the Unaudited Financial Statements
August 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

XR Casino, Inc ("the Company") was formed in Puerto Rico on July 1, 2021. The Company plans to earn revenue with the first-ever cross-technology platform for virtual reality, augmented reality, and mixed reality gambling. The Company's headquarters is in Miami, FL. The Company's customers will be worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on August 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for August 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 8/31/21**
Equipment	3	7,654	-	-	7,654
Grand Total	**-**	**7,654**	**-**	**-**	**7,654**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once the software is put in service it will be amortized on a method to be determined by the Company at a later date.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company has entered into convertible note agreements in the amount of $226,781 for the purpose of funding operations. The interest rate on the notes is zero percent per year (0%. APR). The amounts are to be repaid at maturity on August 31, 2031. The holders of the notes have the right to convert the amount due by conversion into the Company's common stock at any time prior to or at maturity of the notes at a strike price of $0.10 per share of common stock.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 for debt to related parties.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	$226,781

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.01 per share. No shares were issued and outstanding as of 2021. Although no common shares were issued and outstanding, 6,000,000 of the shares are reserved for the owner.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 14, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

XR Casino

Welcome to the future of Extended Reality gaming!


XRCASINO
FIRST CROSS PLATFORM
CASINO METAVERSE

Website   San Juan , PR   GAMING

$1,036 raised

1 Investor	$15M Valuation
$2.14 Price per Share	$149.80 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

XR Casino is among the first technology companies specialized in Extended Reality (XR) cross-technology gaming, gambling solutions and XR game development solutions for the iGaming and sports betting industries. We leverage the power of AI, Blockchain, Augmented Reality, Mixed Reality and Virtual Reality technologies to provide unparalleled gaming experiences and value-added-services.

Reasons to Invest

- XR market size is expected to grow at a CAGR of 62% to $463.7 Billion in 2026 (Source: Mordor Intelligence)
- The global online gambling market is expected to reach $127 billion by 2027 (Source: Grand View Research)
- The global casino market size is expected to reach $159 billion by 2027 (Source: Report Linker)

OVERVIEW

We're bringing gambling to the digital era


A cross-technology platform implementing blockchain and artificial intelligence technologies for a mixed reality gambling experience.

We plan to empower traditional brick & mortar, online casinos and sports betting companies to reach new players and expand their offerings to extended reality platforms through our SaaS solutions. Our platform will allow users of any XR technology to play with each other regardless of the XR technology or equipment they are using. We will implement blockchain and artificial intelligence technologies to

Rewards

Get rewarded for investing more into XR Casino:

$149+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family
First 7 days - 15% bonus shares
6 days 23 hours 40 mins 24 secs

$450+
Investment
$450+ Investment:
500,000 XR Casino Chips

$1,500+
Investment
$1,500 + Investment:
1,500,000 XR Casino Chips

$3,000+
Investment
$3,000+ Investment:
3,000,000 XR Casino Chips + 3% bonus shares

$4,500+
Investment
$4,500+ Investment:
5,000,000 XR Casino Chips + 5% bonus shares + early access to new games

solve some of the problems in the iGaming and sports betting industries such as cybersecurity threats, lack of transparency, and player attrition.

$15,000+

Investment

$15,000+ Investment:

15,000,000 XR Casino Chips + 7% bonus shares + Oculus Quest 2 VR Headset + early access to new games

THE PROBLEM

Casinos are stuck in the 20th century



Traditional iGaming and Sports Betting models leave players with
two-dimensional experiences

With the advent of AR, VR, and MR technologies, casinos are missing an immense opportunity to appeal to wider ranges of consumers by sticking to their traditional online and land-based models. Moreover, the iGaming industry has yet to adopt this new technology as well, leading to a stunning lack of interoperability between XR technologies. This lack of interoperability leaves users with a two-dimensional experience and some limited 3D experiences through virtual reality only.

The biggest risk to iGaming, Sports Betting companies and casinos, is cybersecurity. Cybercrimes cost the gaming industry hundreds of millions of dollars each year in losses and result in reputational damage due to stolen player data (Source). Aside from being susceptible to hacks and data breaches, currently all online-based gambling is a major target for fraud, which can lead to losses, casino closures, and even criminal charges. (Source)

THE SOLUTION

A safe, transparent gambling platform



Technical Specification
python
Microsoft Azure
Game Results
Payments
MR
VR
AR
C#
unity

XR Casino is a pioneer for Interoperability. Our patent-pending XR gaming platform allows cross-technology gaming between AR, MR, and VR technologies and devices, giving players a streamlined and fulfilling experience. We offer players a tailor-made experience where they can choose from single and multiplayer games, private game rooms, and public game rooms. From there, players can bet on their favorite games such as roulette, blackjack, slot machines, and even sports betting.

In order to give our users the safest experience possible, we utilize blockchain technology, which provides costless, real time audited data available to casinos, players, and regulators. Blockchain technology enables decentralization, which means there is no single point of failure for hackers to breach our security. The use of blockchain allows XR Casino to control access data to protect privacy, so players can breathe easy knowing their data, privacy, and money are safe. Blockchain technology also facilitates payments, acceptance of cryptocurrencies and sale of NFTs. We will accept major cryptocurrencies and plan to launch our native coin to allow cryptocurrency staking to incentivize player loyalty and community building through proof of stake mining and drops of augmented reality coins in real world places (similar to how Pokemon Go works). Blockchain technology also empowers us to exist virtually in any metaverse we choose.


Our blockchain technology provides costless, real-time data for casinos, players, and regulators

XR Casino also benefits from having a two-pronged B2C and B2B business model. Our B2C segment is a free-to-play social casino model where we will generate revenue from sales of in-game casino chips, ads and subscription fees. **These games involve play money only, and they will not be able to cash out or exchange them for anything of value.** Some popular examples of social casinos include: Doubledown Casino, Slotomania, Zynga Poker and myVegas Slots. Players will download XR Casino games to their computers, smartphones, or XR devices through any major app store. Upon termination of a successful capital raise, we plan on creating and launching a fully licensed subsidiary with a Malta online gambling license to roll out for-money games in jurisdictions that allow it. (Funds from this Reg CF campaign will not flow to that subsidiary.) We will accept major cryptocurrencies in addition to fiat money.

Our B2B segment is a SaaS model where we expect to generate revenue from technology licensing fees and revenue sharing fees from both, social casinos and for-money licensed casinos. SaaS clients will be required to be licensed in each state where they want to launch for-money XR Casino games and pay a set up fee of $25,000 plus a monthly fee of $5,000 per game with increasing scales based on the number of players. They will pay their legal fees and game certification fees independently, and the revenue sharing agreements will give XR Casino 25% of revenues generated. We plan for our B2B segment to include a division for celebrities, influencers and entertainment industry businesses with large numbers of followers interested in monetizing their follower base by rolling out their branded social casino and NFTs.

OUR TRACTION

XR continues to build


Launching our MVP games this month

The first games we are launching in our MVP games this month are black jack, roulette, and slot machines. We'll be launching our MR MVP through the Microsoft Store, AR MVP through the AppStore and Google Play Store, and our VR MVP through the Oculus store. Though we're still in our early stages of development, XR Casino has already been featured on Yahoo Finance, iGamingBusiness, and Yogonet.


We've already been featured on
YAHOO! FINANCE
iGAMING BUSINESS
YOGONET

Through our solutions, XR Casino can acquire players from Gen X, Y, and Z at a lower cost of acquisition due to the lack of XR cross-technology games. Our future casino and sports betting company clients likely can acquire clients for a lower cost of acquisition than traditional technologies. We expect that incorporating blockchain technology and artificial intelligence technologies can solve real problems that cost these industries millions of dollars each year.

THE MARKET

The XR trailblazers

As the pioneers for XR gambling, we currently don't have any competitors in extended reality iGaming. Some casinos have launched VR games with the hopes of attracting a new generation of players and staying current, but none of them have AR, MR and VR games in a cross-technology platform. We plan to be one of the first companies to implement patent-pending technology for XR cross-technology iGaming, blockchain technology, and AI value added services in one SaaS solution.

Being a new-age gambling platform, it should come as no surprise that XR Casino uses artificial intelligence to enhance player experience. We also use AI technologies such as robotic process automation, machine learning, and natural language processing to improve the players' experiences. By enhancing the player's experience, we hope to increase engagement and lower attrition. It is estimated that a 5% reduction in player attrition translates to a 25-85% increase in a casino's profits. (Source)


XR Casino plans to generate revenue from sales of NFTs of design elements:
• Black jack table
• Roulette table
• Slot machine
• Deck of cards
• Casino chips
• In-game avatar clothing
• Wearables

XR Casino plans to generate revenue from the sale of NFTs. We plan to sell NFTs of unique skin designs for holographic and virtual assets such as one-of-a-kind designs for black jack tables, roulette tables, slot machines, decks of cards, casino chips, in-game avatar clothing, and wearables. We plan to do revenue sharing agreements with 3D artists, celebrities and influencers that will list NFTs for sale in our store.

WHY INVEST

The new face of virtual gambling



XR Casino is the alchemy of new-age technology and tried-and-true gambling. We not only aim to make history by disrupting the multi-billion-dollar iGaming and casino industries through XR, AI, and Blockchain technologies, but we also aim to be the number one XR technology provider to the iGaming and casino industry. Together, we will bring innovation, transparency, security, and fun to these industries for the mutual benefit of players, casinos, and our shareholders. Join us on our journey to become tomorrow's trusted face for gambling, and invest in XR Casino today.

In the Press

yahoo! finance | iGAMING BUSINESS | YOGONET | DailyStoke | Geek Insider | BZ

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Meet Our Team



Dayan Martinez

Founder, CEO, and Director

Visionary entrepreneur with over 23 years of experience in the financial services industry.



Ihor Andrieiev

Chief Designer

Game Designer with a demonstrated history of working in the computer games industry. Skilled in Game Design, UX, XR experience design, Unity non-code developing



Oleh Kalashnyk

Head of Technology

Professional software developer with 10 years of experience. Oleh has developed many awesome XR games and applications for Microsoft HoloLens, Magic Leap One, HTC Vive, Oculus GO, Oculus Rift, Sony PlayStation VR, IOS & Android. Oleh also has extensive experience scaling up to larger teams and in extended outsourcing when needed. He's able to pull together talented people from every industry and always happy to help to find solutions for his team members.



Dmitry Andrieiev

Sound Engineer

Sound designer, sound engineer, and voice actor with a passion for beautiful sounds and creative projects.

Offering Summary

Company	XR Casino Inc.
Corporate Address	151 San Francisco Street 2nd Floor , San Juan , PR 00901
Offering Minimum	$9,998.08
Offering Maximum	$1,069,997.86
Minimum Investment Amount (per investor)	$149.80

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,672
Maximum Number of Shares Offered	499,999
Price per Share	$2.14
Pre-Money Valuation	$14,980,000.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family

First 90 days - 15% bonus shares

Amount-Based

$450+ investment:

500,000 XR Casino Chips

$1,500 + investment:

1,500,000 XR Casino Chips

$3,000+ investment:

3,000,000 XR Casino Chips + 3% bonus shares

$4,500+ investment:

5,000,000 XR Casino Chips + 5% bonus shares + early access to new games

$15,000+ investment:

15,000,000 XR Casino Chips + 7% bonus shares + Oculus Quest 2 VR Headset + early access to new games

**All perks occur when the offering is completed.*

***XR Casino Chips carry no real monetary value.*

****Investment incentives do not stack, i.e. an investor will only receive the perks associated with* **one** *of the incentive levels, which will be the greatest for which they qualify.*

The 10% StartEngine Owners' Bonus

XR Casino will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.14 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Yogonet.com Interview

13 days ago

Dear shareholders,

I was recently interviewed by Yogonet, here is the link.

We continue making progress in game development and in forging strategic partnerships. We will issue new updates soon.

Best regards,

Dan

Bots Inc. becomes the first strategic corporate investor in XR Casino

28 days ago

Dear shareholders, we are excited to announce that Bots, Inc has become the first corporate strategic investor in XR Casino.
Bots, Inc. (OTC: BTZI) is a global technology conglomerate specialized in Blockchain-based solutions including decentralized finance applications, it recently announced plans to launch its proprietary Metaverse based on the terrestrial Las Vegas.

We look forward to our strategic partnership with Bots and launching our games and services on their upcoming Metaverse, Vegas.mv.

https://www.globenewswire.com/news-release/2022/01/03/2360228/0/en/BOTS-Inc-Announces-Strategic-Investment-In-Metaverse-Ready-XR-Casino.html

Best regards,

Dan

We've been featured by Benzinga.com as one of the top startups to invest in!

about 1 month ago

Dear shareholders,

We're excited to announce we've been featured as one of the top startups to invest in by Benzinga.com. Benzinga claims about 25 million readers each month and over 1 million subscribers for its emails. "We are if not the largest, we're one of the largest vendors of financial news to the North American brokerage space," said Jason Raznick, CEO.

Here is a link to the article.

Best regards,
Dan

Daily Fantasy Football in Augmented Reality!

about 2 months ago


Fantasy Football Sneak Peek
Watch on YouTube

Dear investors,

We are excited to update you on the progress of our sports betting games! We've updated our beta app version to include a sneak peek into our fantasy football game. Traditional fantasy football games are two dimensional, showing only a list of players available for drafting. Our extended reality version features the players and statistics in 3D, providing an immersive experience for drafting and managing players. Download our updated beta app today and check out our Augmented Reality mobile version.

iOS version of our mobile App

Android version of our mobile App

Best regards,

Dan

Apple's computerized glasses will be as powerful as a Mac and launch next year, top analyst says

2 months ago

Dear shareholders,

Further expanding on Apple's push into extended reality technologies, here is a recent article from CNBC.

Three key points from this article:

- Apple's computerized glasses will be as powerful as a Mac and launch at the end of 2022, according to top analyst Ming-Chi Kuo.
- That likely means Apple will use a version of its own M1 processors to power the new glasses.
- Apple has long been rumored to release a pair of glasses that use augmented reality, the technology that overlays digital images on top of the real world.

We believe that affordable augmented reality/mixed reality devices will be the catalyst for mass adoption of extended reality technologies. We are excited to see continued momentum in the space and feel we are well positioned to benefit from first mover's advantage in the industries we cater to.

Best regards,
Dan

Apple Could Replace the iPhone With Augmented-Reality Devices, Analyst Says

2 months ago

Dear shareholders,
Apple's plans for augmented reality technology bodes well for us. Please read this article from Barron's, here's a short extract from the article:

"Apple will launch an augmented-reality headset in the fourth quarter of 2022, and could sell more than a billion of the new devices over the next 10 years, one analyst asserted in a research note Friday."

Best regards,

Dan

Grayscale Says Metaverse Is a Trillion-Dollar Market Opportunity

2 months ago

Dear shareholders,

Greyscale Investments, the world's largest currency asset manager, issued a recent report on the metaverse and Web 3.0 Virtual Cloud Economies. They believe the potential market opportunity of these technologies is over 1 trillion US dollars. This report further solidifies our belief that we are very well positioned to capitalize on the growth of the metaverse and Web 3.0 economies as a disruptor in the iGaming and sports betting industries through our patent-pending blockchain-technology based cross technology platform for extended reality gaming and NFTs.

About Greyscale:

Founded in 2013, Grayscale Investments is the world's largest digital currency asset manager. Through its family of investment products, Grayscale provides access and exposure to the digital currency asset class in the form of a security without the challenges of buying, storing, and safekeeping digital currencies directly. With a proven track record and unrivaled experience, Grayscale's products operate within existing regulatory frameworks, creating secure and compliant exposure for investors. Grayscale is headquartered in Stamford, Connecticut.

Best regards,
Dan

Nreal's $599 mixed reality glasses are launching in the US on Verizon!

2 months ago

Dear shareholders,

We are excited to see Nreal's launch of its mixed reality glasses through sales at Verizon stores starting on November 28, 2021 and online on December 2, 2021. The Nreal Light is priced for mass adoption at $599 and works with a number of Android phones. Nreal will have a first mover advantage over Apple, Meta, Google, Microsoft and Amazon. Mixed reality glasses facilitate playing our games and deliver a new and exciting gaming experience. We believe we are well positioned to capitalize on the mass adoption of mixed reality glasses.

Best regards,

Dan

Links for AR mobile test apps

2 months ago

Dear investors,

These are the links to the AR mobile test apps. Please download and give us your feedback. We are constantly rolling out improvements and will continue updating the links in this section of our campaign. Please send us your pictures with our AR games at info@xr.casino.

XR Casino AR test app iOS version

XR Casino AR test app Android version

Best regards,

Dan

SiGMA Malta update

3 months ago

Dear shareholders,

We're excited to report our progress from Malta! We've met with a number of key players in the iGaming space to demo our games. The common reaction to our games has been a loud "Wow!" and a big smile. None of the attending companies to the conference have AR or MR games nor any cross technology gaming solutions. We have first-mover's advantage and we are working around the clock to make the necessary partnerships to get to market as soon as possible. Please continue to support our equity crowdfunding campaign and share the campaign page with friends and family, it is imperative that we raise the capital needed to execute on our strategy.

Thank you and best regards,

Dan

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Comments (7 total)

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Johnny C. 5 INVESTMENTS 2 days ago

Will your A.I. prevent hard-working folks against losing their money to Chinese Scam-Bots, and which "Blockchain" do the team see best fit for use case? Hyperledger, or Hedera Hashgraph, or Casper Labs(A.K.A. Ethereum 3.0) Please don't use bitcoin or Ethereum, or anything else outdated and expensive.

↑ 0 View 1 reply

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n/a n. 6 INVESTMENTS 14 days ago

Excellent information thank you very much 😊 👌

↑ 0 View 1 reply

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kevin R. 2 INVESTMENTS a month ago

Could you please explain what are the agreements you have with your partners listed in you're website and why the company was created in Puerto Rico?

↑ 0 View 1 reply

Joel G. 7 INVESTMENTS a month ago

What are the plans to integrate wlth other avatar solutions like Meta (FB, Snapchat), gaming consoles, phones, etc.? The current avatars are ok to provide a conceptual idea but they are Nintendo Wii quality which may not appeal Millennials and GenZ users.

↑ 0 View 1 reply

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kevin R. 2 INVESTMENTS a month ago

Hi 👏, How did you come with a 15m valuation? What do your parents protect you from? When will you start making revenue and what are your projections for the first 5 years?

↑ 0 View 2 replies

Nicholas V. 11 INVESTMENTS 3 months ago

Also is there a plan to create your own casino inside the metaverse and will that also include an nft rollout or anything?

↑ 1 View 1 reply

Nicholas V. 11 INVESTMENTS 3 months ago

Any plans or possible whitelist opportunities for investing in this company early?

↑ 1

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, I’m Dan Martinez, Founder and CEO of XR Casino. We’re a startup in the Extended Reality, online gambling, and sports betting industries. Extended Reality, also known as “XR”, is the term used to describe immersive technologies that merge the physical and virtual worlds, such as Augmented Reality, Mixed Reality, and Virtual Reality.

These new and exciting technologies improve the way we interact with each other and the environment, making it fun to play games with friends while interacting with holographic and virtual objects.

Welcome to the new XR experience.

XR Casino is the first cross-technology platform for XR gaming. Our patent-pending technology allows players using AR, MR, and VR play with each other regardless of the XR technology or equipment they are using.

XR technologies and sports betting industries are expected to grow at CAGR of 30% to 50% over the next few years. As first to market, we are well-positioned to capitalize on this future growth through our innovative B2C and B2B solutions.

In addition, we are implementing Artificial Intelligence and Blockchain technologies to solidify our leadership position in the XR gaming space for years to come.

Lack of transparency is one of the current problems in the online gambling industry; players have no way of knowing which casinos offer them the best odds of winning and highest payouts. We are solving this problem through the use of blockchain technology to provide costless, real-time verification of odds and payouts.

Cybersecurity risks, the risk of hackers taking sensitive player data and stealing funds from players' and casino’s accounts is another problem we are solving through the use of blockchain technology. We will implement artificial intelligence technologies, such as robotic process automation, machine learning, and natural language processing to greatly reduce player attrition, increase player engagement, and increase casino profits. We're launching social gaming first. This allows us to acquire players worldwide, start generating revenue from ads and subscription fees.

XR Casino will be available to millions of players worldwide through the App store, Google Play store, Microsoft store, and Oculus store.

Once we've completed the development of our platform, for-money gaming will be launched through our B2B channel as a software as a service for casinos and sports betting companies. Our solutions will empower casinos to roll out extended reality gambling to their players worldwide and attract a new generation of players. We will also convert players from our social gaming channel to for-money gaming in the jurisdictions where our casino clients operate, resulting in additional revenues to our company.

We've partnered with StartEngine to raise capital for our company. Join us, and let's make history together disrupting the online gambling and sports betting industries. Become an XR Casino investor today.

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